
07069326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN
2007
WASH. D.C.
186
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the Plan)

3 PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

CORRECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

Corrections Corporation of America
401(k) Savings and Retirement Plan

Financial Statements and Schedule
as of and for the years ended
December 31, 2006 and 2005
Together With Report of Independent
Registered Public Accounting Firm



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.*

Lattimore Black Morgan + Cain, PC

Brentwood, Tennessee
June 21, 2007

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
INVESTMENTS, at fair value	$ 143,857,593	$ 110,108,116
RECEIVABLES:		
Employer contributions	7,475,073	6,783,814
Participants' contributions	643	406,771
Loan payments receivable	-	125,238
Total receivables	7,475,716	7,315,823
LIABILITIES -		
REFUNDS PAYABLE TO PARTICIPANTS	-	15,043
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	151,333,309	117,408,896
Adjustment from fair value to contract value for fully benefit-responsive investment contract	136,501	149,367
NET ASSETS AVAILABLE FOR BENEFITS	$ 151,469,810	$ 117,558,263

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	**$ 117,558,263**	$ 102,590,537
ADDITIONS:		
Interest income	**495,222**	351,707
Dividends	**979,545**	631,836
Employer contributions	**7,475,073**	6,768,771
Participants' contributions	**11,862,540**	10,701,955
Net appreciation in fair value of investments	**29,564,451**	6,661,366
Total additions	**50,376,831**	25,115,635
DEDUCTIONS:		
Administrative expenses	**132,576**	163,105
Benefit distributions	**16,332,708**	9,984,804
Total deductions	**16,465,284**	10,147,909
NET ASSETS AVAILABLE FOR BENEFITS, end of year	**$ 151,469,810**	$ 117,558,263

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor

The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999 to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

Effective October 1, 2005, the Plan was amended to allow eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. From January 1, 2005 to September 30, 2005, the Plan allowed eligible employees to contribute up to 20% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2006 and 2005, CCA provided discretionary matching contributions equal to 100% of each employee's contributions, up to 5% of the employee's eligible compensation. CCA did not provide a discretionary basic contribution during 2006 or 2005.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon. Vesting in employer contributions is based on years of service. All active participants become vested in employer contributions and investment earnings (losses) thereon, according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S Corrections Corporation in 1998, are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2006 and 2005, unallocated non-vested accounts totaled approximately $341,000 and $259,000, respectively. During the years ended December 31, 2006 and 2005, total forfeitures of $300,000 and $245,000, respectively, were used to reduce employer contributions made in 2007 and 2006, respectively.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2006 ranged between 5.00% and 9.50%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all plan assets except those invested in the Company common stock. Matrix Capital Bank Trust Services serves as custodian for plan assets invested in the Company common stock. (Collectively, Frontier Trust Company and Matrix Capital Bank Trust Services are referred to as the "Custodians").

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board ("FASB") issued a Staff Position ("FSP"), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*. This FSP amends the guidance in AICPA Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement's impact on its financial statements.

Investment Valuation

Investments are carried at market value as determined by quoted market prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The value of the Plan's interest in the Gartmore Morley Stable Value Fund, a common collective trust fund, is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

Loans to participants are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All costs not covered by this charge are borne by the Company and therefore, are not included in the accompanying statements of changes in net assets available for benefits. In 2006 and 2005, the Company paid administrative expenses in the amounts of $11,713 and $5,343, respectively.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Additionally, as of December 31, 2006 and 2005, approximately 50% and 43% of the Plan's net assets were invested in the Plan sponsor's common stock, respectively. As such, the underlying value of the overall investment holdings is dependent on the performance of the Plan sponsor's common stock and the market's evaluation of such performance.

3. INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2006, the Plan had eleven investment options, consisting of nine mutual funds, a common collective trust fund and the Company common stock. These investment options are described as follows:

1. **The Gartmore Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in intermediate-term debt securities with quality ratings of A or better or unrated but determined to be of equivalent quality by the management. It may invest up to 10% of assets in securities rated BBB or Baa.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in U.S. stocks and invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities. This fund normally maintains at least 50% of assets in common stocks and at least 25% of assets in debt securities, including money market securities, thus, offering wide diversification and a balanced approach.

5. **Hartford Growth Fund-A** – a mutual fund that seeks long-term growth of capital and future income rather than current income. This fund normally invests at least 65% of assets in equity securities of growth companies and may invest up to 20% of its total assets in securities of foreign issuers and non-dollar securities. It may invest in companies with a

broad range of market capitalizations, but tends to focus on large capitalization companies with market capitalizations similar to those of companies in the Russell 1000 Growth Index.

6. **Fidelity Advisor Mid-Cap Fund-T** – a mutual fund that seeks long-term growth of capital. This open-end fund seeks to meet its objective by investing at least 80% of its total assets primarily in equity securities of companies with medium market capitalizations that fall within the range of the S&P MidCap 400 Index.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin. The fund may also hold cash, money market instruments and fixed-income securities.

8. **Wells Fargo Advantage Index Fund** – a mutual fund that seeks to approximate the total return of the S&P 500 Index. This fund normally invests all of its net assets in the S&P 500 Index Master Portfolio. Under normal conditions the Master Portfolio invests at least 80% of net assets in the same stocks and in substantially the same percentages as the S&P 500 Index.

9. **Growth Fund of America** – a mutual fund that seeks long term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that it believes are reasonably priced and represent solid long-term investment opportunities. It may also invest up to 15% of assets in securities of issuers domiciled outside the United States and Canada and not included in Standard & Poor's 500 Composite Index. It may invest up to 10% of assets in lower quality nonconvertible debt securities.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index.

11. **Company Common Stock** – Corrections Corporation of America common stock.

The stated objectives of these funds are not necessarily indicators of actual performance.

The market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 is as follows:

	2006
Washington Mutual Investors Fund	**$ 16,657,391**
Hartford Growth Fund-A	**$ 11,190,190**
Company Common Stock	**$ 71,640,973**

	2005
Gartmore Morley Stable Value Fund	$ 7,418,380
Washington Mutual Investors Fund	$ 14,021,344
Hartford Growth Fund-A	$ 11,190,872
Company Common Stock	$ 47,346,709

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net $29,564,451, and $6,661,366 respectively, as follows:

	2006	2005
Washington Mutual Investors Fund	**$ 2,279,932**	$ 227,934
Gartmore Morley Stable Value Fund	**255,928**	120,670
Fidelity Advisor Mid-Cap Fund – T	**514,295**	290,507
Wells Fargo Advantage Index Fund	**160,203**	34,942
Intermediate Bond Fund of America	**(11,557)**	(86,036)
EuroPacific Growth Fund	**698,935**	422,710
American Balanced Fund	**523,310**	45,165
Growth Fund of America	**184,559**	164,109
Columbia Small Cap Value Fund	**195,295**	108,481
Hartford Growth Fund-A	**421,166**	478,756
Pioneer Stable Value Fund	**-**	83,251
Strong Index 500 Fund	**-**	(21,292)
Company Common Stock	**24,342,385**	4,792,169
	$ 29,564,451	$ 6,661,366

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 3, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company's management believes that the Plan is qualified and the related trust was tax-exempt through the periods ended December 31, 2006 and 2005.

5. RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Matrix Capital Bank Trust Services is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. Investments held with these parties totaled $2,591,818 and $2,451,105 at December 31, 2006 and 2005, respectively. The Plan also held investments in loans to participants with a current value of $7,787,345 and $6,956,429 as of December 31, 2006 and 2005, respectively.

6. RECONCILIATION TO FORM 5500

As of December 31, 2006 and 2005, the Plan had $510,659 and $162,170, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2006 and 2005, per the financial statements to the Form 5500.

	Benefits Payable		**Net Assets Available for Benefits**	
	2006	2005	**2006**	2005
Per the financial statements	**$ -**	$ -	**$151,469,810**	$117,558,263
Amounts allocated to withdrawing participants	**510,659**	162,170	**(510,659)**	(162,170)
Per the Form 5500	**$ 510,659**	$ 162,170	**$150,959,151**	$117,396,093

The following is a reconciliation of benefit distributions for the years ended December 31, 2006 and 2005, per the financial statements to the Form 5500.

	2006	2005
Per the financial statements	**$ 16,332,708**	$ 9,984,804
Add: Amounts allocated to withdrawing participants at end of year	**510,659**	162,170
Deduct: Amounts allocated to withdrawing participants at end of prior year	**(162,170)**	(133,596)
Per the Form 5500	**$ 16,681,197**	$ 10,013,378

7. LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

During 2006, the Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, elected to implement a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds will also be subject to the same limitation.

Beginning July 1, 2007, 25% will be the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Participants who have elected to contribute more than 25% into the Company stock fund will have their investment elections automatically adjusted to the 25% limit if they do not initiate the change on their own prior to the July 1, 2007 effective date. For participants whose investment elections are automatically adjusted, the excess percentage will be invested in the plan's default fund, the American Balanced Fund.

Existing balances in the Company stock fund will not be affected; however, requests to transfer funds into the Company stock fund will not be permitted if at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

SCHEDULE I

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

EIN: 62-1806755
Plan Number: 001

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,796,794
*Matrix Capital Bank	Matrix Capital Bank Trust Services Premier Unitized Account	795,024
The American Funds Group	Intermediate Bond Fund of America	4,927,156
The American Funds Group	American Balanced Fund	6,417,961
The American Funds Group	Washington Mutual Investors Fund	16,657,391
The American Funds Group	EuroPacific Growth Fund	4,531,535
Fidelity Investments	Fidelity Advisor Mid-Cap Fund – T	4,822,026
The American Funds Group	Growth Fund of America	2,299,465
Columbia Funds	Columbia Small Cap Value Fund	2,425,028
Wells Fargo Investments	Wells Fargo Advantage Index Fund	1,482,565
Hartford Mutual Funds	Hartford Growth Fund – A	11,190,190
Gartmore Financial	Gartmore Morley Stable Value Fund	7,084,140
*CCA	CCA Common Stock	71,640,973
*Various plan participants	Loans to participants (interest rates from 5.00% to 9.50%)	7,787,345
	Total Investments	$143,857,593

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 26, 2007

By: 

Name: Todd J. Mullenger

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23	Consent of Lattimore, Black, Morgan & Cain, P.C., Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-69358) of Corrections Corporation of America of our report dated June 21, 2007, relating to the financial statements of the Corrections Corporation of America 401(k) Savings and Retirement Plan, which appear in this Form 11-K.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 26, 2007

END